[redacted]

09040415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 7 2009
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
105

SEC FILE NUMBER
8-47943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** AND ENDING **12/31/08**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TERRA NOVA FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker, Suite 1550
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg J. Fuesel	**(312) 827-3654**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group LLP
(Name – if individual, state last, first, middle name)

14241 Dallas Parkway, Suite 200	**Dallas**	**Texas**	**75254**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)

KJ 4/8/09
4/10

OATH OR AFFIRMATION

I, **Gregg J. Fuesel**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Terra Nova Financial, LLC** as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Corporate Controller

Title

Subscribed and sworn to before me this

24 day of February, 2009

"OFFICIAL SEAL"
STANISLAWA MAZUR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES SEPT. 08, 2010

Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

[redacted]

KBA®
GROUP | LLP
Certified
Public
Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Terra Nova Financial, LLC

We have audited the accompanying statement of financial condition of Terra Nova Financial, LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terra Nova Financial, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 26, 2009

INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
► www.kbagroupllp.com

TERRA NOVA FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 7,612,545
Cash segregated in compliance with federal regulations	141,159,364
Due from Parent	1,385,656
Receivables from brokers, dealers and clearing organizations	13,568,018
Receivables from customers and non-customers (net of allowance for doubtful accounts of $15,000)	4,858,360
Furniture, equipment and leasehold improvements, net	437,859
Capitalized software development costs, net	169,726
Other assets	1,118,552
Total assets	$170,310,080

LIABILITIES AND MEMBER'S EQUITY

Due to affiliate	$ 246,573
Payables to brokers, dealers and clearing organizations	913,622
Payables to customers and non-customers	151,970,566
Accounts payable and accrued expenses	2,166,178
Total liabilities	155,296,939
Commitments and contingencies	
Member's equity	15,013,141
Total liabilities and member's equity	$170,310,080

The accompanying notes are an integral part of this financial statement.

TERRA NOVA FINANCIAL, LLC

STATEMENT OF INCOME
Year ended December 31, 2008

REVENUES	
Commissions and fees	$ 31,869,168
Interest income	5,314,156
Interest expense on brokerage accounts	(1,075,884)
Net interest income	4,238,272
Software fees, net	1,004,622
Other	31,500
Net revenues	37,143,562
OPERATING EXPENSES	
Commissions and clearing fees	10,079,458
Employee compensation and benefits	7,780,004
Software and market data	8,028,590
Advertising and promotional	864,115
Professional fees	738,627
Communications and information technology	711,604
Depreciations and amortization	194,143
Bad debt expense	3,604,685
General and administrative expenses	1,817,194
Total operating expenses	33,818,420
Net income	$ 3,325,142

The accompanying notes are an integral part of this financial statement.

TERRA NOVA FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2008

Balance, January 1, 2008	$ 18,027,499
Member's capital withdrawals	(6,330,000)
Change in unrealized gain on exchange seat	(9,500)
Net income	3,325,142
Balance, December 31, 2008	$ 15,013,141

The accompanying notes are an integral part of this financial statement.

TERRA NOVA FINANCIAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2008

Balance, January 1, 2008	$ -
Borrowings	-
Repayments	-
Balance, December 31, 2008	$ -

The accompanying notes are an integral part of this financial statement.

TERRA NOVA FINANCIAL, LLC

STATEMENT OF CASH FLOWS
Year ended December 31, 2008

OPERATING ACTIVITIES	
Net income	$ 3,325,142
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	3,604,685
Depreciation and amortization	194,143
Gain on sale of seat on exchange	(324,858)
Reversal of legal reserve	(140,000)
Gain on extinguishment of liabilities	(26,895)
Loss on disposal of assets	24,904
Changes in operating assets and liabilities:	
Decrease in cash segregated in compliance with federal regulations	3,066,135
Decrease in receivables from brokers, dealers and clearing organizations	11,290,652
Decrease in receivables from customers and non-customers	41,694,096
Increase in due from/due to affiliates	(340,941)
Increase in other assets	(227,536)
Increase in payables to brokers, dealers and clearing organizations	364,014
Decrease in payables to customers and non-customers	(42,523,381)
Decrease in accounts payable and accrued expenses	(2,858,483)
Net cash provided by operating activities	17,121,677
INVESTING ACTIVITIES	
Proceeds from sale of seat on exchange	334,358
Purchases of furniture and equipment	(312,290)
Capitalization of software development costs	(109,172)
Net cash used in investing activities	(87,104)
FINANCING ACTIVITIES	
Member's capital withdrawals	(6,330,000)
Net payments on line of credit	(10,848,000)
Net cash used in financing activities	(17,178,000)
Net decrease in cash and cash equivalents	(143,427)
Cash and cash equivalents at beginning of period	7,755,972
Cash and cash equivalents at end of period	$ 7,612,545
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ 1,075,884

The accompanying notes are an integral part of this financial statement.